Exhibit 10.7

Execution Copy

AMENDED AND RESTATED PURCHASE AGREEMENT

By and Between

VCP IP HOLDINGS, LLC

and

AGRIFY CORPORATION

Dated June 30, 2025

AMENDED AND RESTATED PURCHASE AGREEMENT

This AMENDED AND RESTATED PURCHASE AGREEMENT (this “Agreement”), dated June 30, 2025, is made by and between VCP IP HOLDINGS, LLC, a Delaware limited liability company (“Seller”), and AGRIFY CORPORATION, a Nevada corporation (“Purchaser”). Seller and Purchaser are sometimes referred to individually as a “Party” and together, as the “Parties.”

RECITALS

A. The Parties entered into a Purchase Agreement (the “Original Agreement”) on May 20, 2025 (the “Closing Date”).

B. MC Brands LLC, a Colorado limited liability company (the “Company”) and its direct wholly owned subsidiary, Core Growth, LLC, a Delaware limited liability company (“Core Growth” and, together with the Company, the “Acquired Companies”), were, immediately prior to the Closing Date, engaged in the business of (i) owning Intellectual Property (as defined in Article I) and licensing it to (a) state-licensed cannabis businesses that manufacture, distribute, market, and sell cannabis and (b) businesses that manufacture, distribute, market, and sell hemp products that are compliant with the Agriculture Improvement Act of 2018 (the “Farm Bill”) and (ii) manufacturing, distributing, marketing, and selling hemp products that are compliant with the Farm Bill, in each case, within the United States (the “Business”).

C. Immediately prior to the Closing (as defined below), Seller owned 100% of the Company’s membership interests (the “Membership Interests”).

D. Immediately prior to the Closing, the Company owned 100% of the membership interests of Core Growth.

E. Seller desires to transfer, assign, and sell the Membership Interests to Purchaser in exchange for payment of the Purchase Price (defined herein), and Purchaser desires to accept such transfer and to pay the Purchase Price, on the terms and subject to the conditions contained in this Agreement (the “Transaction”).

F. The Parties consummated the Closing on the Closing Date.

G. The Parties desire to amend and restate the Original Agreement to revise the circumstances under which the Call Option and the Put Option (each as defined below) may be exercised, and the modify the transfer restriction provisions applicable to Purchaser pursuant to Section 6.8.

Accordingly, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows.

Article I.

DEFINITIONS.

The following terms have the meanings specified or referred to in this Article I: “Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Ancillary Documents” means the agreements, documents, instruments, or certificates delivered or required to be delivered by any party at the Closing pursuant to this Agreement.

“Business Day(s)” means any day on which commercial banks located in Chicago, Illinois are open for the conduct of ordinary banking business.

“Closing Working Capital” means: (i) the Current Assets of Core Growth, less (ii) the Current Liabilities of Core Growth, determined as of the open of business on the Closing Date, as calculated in the Closing Working Capital Statement.

“Closing Working Capital Target” means $1,000.

“Company IP Agreements” means all licenses, sublicenses, consent to use agreements, settlements, coexistence agreements, covenants not to sue, waivers, releases, permissions and other Contracts, whether written or oral, relating to material Company Intellectual Property to which any Acquired Company is a party, beneficiary or otherwise bound.

“Company IP Registrations” means all Company Intellectual Property that is subject to any issuance, registration or application by or with any Governmental Authority or authorized private registrar in any jurisdiction, including issued patents, registered trademarks, and copyrights, and pending applications for any of the foregoing.

“Contract” means any written agreement, contract, lease, consensual obligation, promise or undertaking.

“Copyrights” means copyrights and works of authorship, whether or not copyrightable, and all registrations, applications for registration, and renewals of any of the foregoing.

“Current Assets” means cash and cash equivalents, accounts receivable, inventory and prepaid expenses, but excluding deferred Tax assets, each determined in accordance with GAAP using the same accounting methods, practices, principles, policies, and procedures, with consistent classifications, judgments, and valuation and estimation methodologies that were used in the preparation of the Financial Statements for the most recent fiscal year end as if such accounts were being prepared as of a fiscal year end.

“Current Liabilities” means accounts payable and accrued expenses, but excluding deferred Tax liabilities and the current portion of any Indebtedness, each determined in accordance with GAAP applied using the same accounting methods, practices, principles, policies, and procedures, with consistent classifications, judgments, and valuation and estimation methodologies that were used in the preparation of the Financial Statements for the most recent fiscal year end as if such accounts were being prepared as of a fiscal year end.

“Dollars or $” means the lawful currency of the United States.

“Federal Cannabis Laws” means federal laws of the United States that make illegal the manufacture, possession, sale, or distribution of cannabis.

“Financial Statements” means the unaudited balance sheets for Core Growth as of December 31, 2024 and as of March 31, 2025.

“Flow-Through Tax Return” means any income Tax Return (such as IRS Form 1065 and associated Schedules K-1 and corresponding state and local Tax Returns) for a Tax period ending on or before the Closing Date (not including a Straddle Period) that allocates income or Taxes to its owners and does not reflect or concern federal income Taxes that are imposed on the entity itself for which the Tax Return is filed.

“Fraud” means an act in the making of a specific representation or warranty expressly set forth herein, committed by the Person making such express representation or warranty, with specific intent to deceive the Person(s) to whom the representation or warranty is made hereunder, and to induce such Person(s) to enter into and perform its obligations under this Agreement and requires: (a) a false representation of material fact expressly set forth in the representations and warranties set forth in this Agreement; (b) actual knowledge that such representation is false; (c) an intention to induce the Person(s) to whom the representation or warranty is made to act or refrain from acting in reliance upon it; (d) causing the Person(s) to whom the representation or warranty is made, in justifiable reliance upon such false representation to take or refrain from taking action; and (e) causing the Person(s) to whom the representation or warranty is made to suffer material damage by reason of such reliance.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“Indebtedness” means with respect to the Acquired Companies, all indebtedness for borrowed money.

“Intellectual Property” means all (a) Patents, (b) Trademarks, (c) Trade Names, (d) know- how, (e) Copyrights, inventions, (f) Trade Secrets, (g) service marks, (h) recipes, and (i) all other intellectual property rights, and, in each case, all goodwill associated therewith or related thereto, and together with all causes of action (in law or equity), claims, demands and any other rights for, or arising from any past, present or future infringement thereof. Notwithstanding the foregoing, Intellectual Property shall exclude (i) internet domain names, social media account or user names, and all associated web addresses, URLs, websites and web pages and all content and data thereon or relating thereto, whether or not Copyrights, and (ii) historic sales, production, and marketing data with respect to the Acquired Companies’ products, it being understood, in each case, that any such intellectual property related to the Acquired Companies’ products and Trademarks are owned (and shall be retained) by Green Thumb Industries Inc. or its Affiliates.

“Liability” means with respect to any Person, any liability or obligation of such Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise, and whether or not the same is required to be accrued on the financial statements of such Person.

“Material Adverse Effect” means any event, occurrence, fact, condition or change that is materially adverse to (a) the business, results of operations, financial condition or assets of the Acquired Companies, or (b) the ability of Seller to consummate the transactions contemplated hereby; provided, however, that “Material Adverse Effect” shall not include any event, occurrence, fact, condition or change, directly or indirectly, arising out of or attributable to: (i) general economic or political conditions; (ii) conditions generally affecting the industries in which the Acquired Companies operate; (iii) any changes in financial, banking or securities markets in general, including any disruption thereof and any decline in the price of any security or any market index or any change in prevailing interest rates; (iv) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof; (v) any action required or permitted by this Agreement or any action taken (or omitted to be taken) with the written consent of or at the written request of Purchaser; (vi) any changes in applicable Laws or accounting rules (including GAAP) or the enforcement, implementation or interpretation thereof; (vii) the announcement, pendency or completion of the transactions contemplated by this Agreement, including losses or threatened losses of employees, customers, suppliers, distributors or others having relationships with the Acquired Companies; (viii) any natural or man-made disaster or acts of God; (ix) any epidemics, pandemics, disease outbreaks, or other public health emergencies; or (x) any failure by the Acquired Companies to meet any internal or published projections, forecasts or revenue or earnings predictions (provided that the underlying causes of such failures (subject to the other provisions of this definition) shall not be excluded); provided further, however, that any event, occurrence, fact, condition or change referred to in clauses (i) through (iv) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or could reasonably be expected to occur to the extent that such event, occurrence, fact, condition or change has a disproportionate effect on the Company compared to other participants in the industries in which the Company conducts its businesses.

“Patents” means issued patents and patent applications (whether provisional or non- provisional), including divisionals, continuations, continuations-in-part, substitutions, reissues, reexaminations, extensions, or restorations of any of the foregoing, and other Governmental Authority-issued indicia of invention ownership (including certificates of invention, petty patents, and patent utility models).

“Permits” means all permits, licenses, franchises, approvals, authorizations, registrations, certificates, variances and similar rights obtained, or required to be obtained, from Governmental Authorities.

“Permitted Liens” means (i) liens for current Taxes, assessments, and other governmental charges not yet due and payable and (ii) Seller Affiliate Liens (but only to the extent that such Seller Affiliate Liens will be released at or promptly following the Closing).

“Person” means any individual, corporation, association, partnership (general or limited), joint venture, trust, estate, limited liability company or other legal entity or organization.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and, with respect to any Straddle Period, the portion of such taxable period ending on and including the Closing Date.

“Pre-Closing Taxes” means any Taxes (i) of the Acquired Companies for any Pre-Closing Tax Period, allocated in the case of Straddle Periods in accordance with Section 6.6(a), (ii) for which Seller is responsible pursuant to Section 6.6(c), and (iii) of Seller or any of its Affiliates (other than the Acquired Companies) for which the Acquired Companies are liable under Treasury Regulation Section 1.1502-6 (or under any similar provision of state, local or foreign Law), which Tax relates to a Pre-Closing Tax Period. “Pre-Closing Taxes” shall not include any Taxes (A) arising from actions taken by Purchaser on the Closing Date following the Closing that are outside of the ordinary course of business or (B) arising from any breach of the covenants in this Agreement by Purchaser.

“Proceeding” means any claim, action, arbitration, audit, hearing, investigation, litigation or suit (whether civil, criminal, administrative, judicial or investigative, whether formal or informal, whether public or private) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Authority or arbitrator.

“Seller’s Knowledge”, “Knowledge of Seller” or similar phrases as used herein means the knowledge of Anthony Georgiadis and Dominic O’Brien, after reasonable inquiry.

“Seller Affiliate Liens” means Liens under credit facilities of Seller’s Affiliates that are in effect as of the Closing and that have been disclosed to the Purchaser.

“Trademarks” means trademarks, service marks, brand marks, Trade Names, and, in each case, registrations thereof, pending applications for registration thereof, and unregistered rights (including, with respect to the Acquired Companies, those used in the Business).

“Trade Names” means (i) trade names, (ii) brand names and (iii) logos and all other names and slogans.

“Trade Secrets” means trade secrets, know-how, inventions (whether or not patentable), discoveries, improvements, technology, business and technical information, databases, data compilations and collections, tools, and other confidential and proprietary information, in each case, to the extent primarily related to the Acquired Companies’ products or services, and all rights therein. Notwithstanding the foregoing, Trade Secrets shall exclude historic sales, production, and marketing data with respect to the Acquired Companies’ products, it being understood, in each case, that any such intellectual property related to the Acquired Companies’ products and Trademarks are owned (and shall be retained) by Green Thumb Industries Inc. or its Affiliates.

Article II.

PURCHASE CONSIDERATION.

Section 2.1 Contribution. At the Closing, Seller shall contribute, assign, and transfer the Membership Interests to Purchaser, free and clear of all liens, claims, options, charges, security interests, pledges, mortgages or other encumbrances (collectively, “Liens”), other than Permitted Liens, and Purchaser shall accept such contribution.

Section 2.2 Purchase Price. The aggregate purchase price for Seller’s transfer of the Membership Interests, at the Closing, shall be Five Million Seventy-Five Thousand Dollars ($5,075,000.00), subject to the following adjustment (the “Purchase Price”):

(a) If (i) Closing Working Capital exceeds (ii) the Closing Working Capital Target plus $100,000, then the Purchase Price shall be increased by such excess amount.

(b) If (i) the Closing Working Capital Target less $100,000 exceeds (ii) Closing Working Capital, then the Purchase Price shall be reduced by such shortfall amount.

Section 2.3 Allocation. Following the Closing, Purchaser and Seller shall cooperate to allocate the value of the Purchase Price (and all other items treated as consideration for Tax purposes) among the assets of the Acquired Companies in accordance with Section 1060 of the Internal Revenue Code of 1986, as amended (the “Code”). Any adjustments to the Purchase Price for the Membership Interests herein shall be allocated in a manner consistent with such allocation. The Parties shall file, and cause their Affiliates to file, all returns, declarations, reports, information returns and statements, attachments thereto and other documents required or permitted to be filed under the provisions of any applicable Law and relating to Taxes (including amended returns and claims for refund) (“Tax Returns”) in a manner consistent with such allocation except as otherwise required by a final (or similar) determination of a tax authority.

Section 2.4 Withholding. Notwithstanding any other provision in this Agreement, Purchaser (and any of its Affiliates or agents) shall be entitled to deduct and withhold from any payment pursuant to this Agreement such amounts as are required to be deducted and withheld under any applicable Law; provided, that Purchaser shall provide prior written notice to Seller regarding such withholding, shall reasonably cooperate with Seller to reduce or eliminate any such withholding, and shall timely remit any amount withheld to the appropriate tax authority. Such withheld or deducted amounts shall be treated for all purposes of this Agreement as having been delivered and paid to Seller or other applicable recipient of payment in respect of which such deduction and withholding was made.

Article III.

CLOSING.

Section 3.1 The Closing. The closing of the transactions contemplated hereby (the “Closing”) shall take place on the Closing Date, by electronic transmission of documents and signatures. The Closing shall be deemed effective at 8:00 a.m. Central time on the Closing Date.

Section 3.2 Seller’s Deliveries. At the Closing, Seller shall deliver to Purchaser all of the following, all in form and substance reasonably acceptable to Purchaser:

(a) Membership Interests. An assignment instrument executed by Seller, assigning the Membership Interests to Purchaser;

(b) Closing Certificate. A certificate executed by an officer or manager of Seller, certifying that (i) attached thereto are true and complete copies of any corporate or company resolutions of Seller or its Affiliates that are required in order to authorize the execution, delivery, and performance of this Agreement and the other documents and transactions contemplated hereby, and (ii) attached thereto are true and complete copies of the Acquired Companies’ formation and governing documents.

(c) Good Standing Certificate. A certificate evidencing the good standing of the Company issued by the Secretary of State of Colorado and a certificate evidencing the good standing of Core Growth issued by the Secretary of State of Delaware, in each case, dated not more than seven (7) Business Days prior to the Closing Date;

(d) UCC Releases. UCC termination statements (or other appropriate evidence) releasing any Liens upon the assets of the Acquired Companies, other than Permitted Liens;

(e) Form W-9. A valid and complete IRS Form W-9, duly executed by Seller;

(f) Incredibles Trademark and Recipe License Agreement. A copy of the Trademark and Recipe License Agreement in the form attached hereto as Exhibit A (the “Incredibles License Agreement”), executed by GTI Core, LLC;

(g) Beboe Trademark and Recipe License Agreement. A copy of the Trademark and Recipe License Agreement in the form attached hereto as Exhibit B (the “Beboe License Agreement”), executed by For Success Holding Company;

(h) Working Capital Statement. A good faith estimate of (i) the Current Assets of Core Growth less the Current Liabilities of Core Growth, determined as of the open of business on the Closing Date, and (ii) any resulting adjustment to the Purchase Price pursuant to Section 2.2 (the “Closing Working Capital Statement”).

Section 3.3 Purchaser’s Deliveries. At the Closing Purchaser shall deliver to Seller the following, all in form and substance reasonably acceptable to Seller:

(a) Payment. The Purchase Price;

(b) Incredibles Trademark and Recipe License Agreement. A copy of the Incredibles License Agreement, executed by the Company;

(c) Beboe Trademark and Recipe License Agreement. A copy of the Beboe License Agreement, executed by Core Growth; and

(d) Closing Certificate. A certificate executed by an executive officer of Purchaser, certifying that attached thereto are true and complete copies of any corporate resolutions of Purchaser that are required in order to authorize the execution, delivery, and performance of this Agreement and the other documents and transactions contemplated hereby.

Article IV.

REPRESENTATIONS AND WARRANTIES OF SELLER.

Subject to the Schedules attached hereto and incorporated herein by reference, Seller hereby represents and warrants to Purchaser as follows as of the Closing Date:

Section 4.1 Organization and Authority of Seller. Seller is a Delaware limited liability company duly organized, validly existing and in good standing under the Laws of the state of Delaware. Seller has all necessary company power and authority to enter into this Agreement and the Ancillary Documents to which it is or will be a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Seller of this Agreement and the Ancillary Documents to which Seller is or will be a party, the performance by Seller of its obligations hereunder and thereunder and the consummation by Seller of the transactions contemplated hereby and thereby have been duly authorized by all requisite limited liability company action on the part of Seller. This Agreement has been duly executed and delivered by Seller, and (assuming due authorization, execution and delivery by Purchaser) constitutes, and each Ancillary Document to which Seller is or will be a party when duly executed and delivered by Seller (assuming due authorization, execution and delivery by each other party thereto) will constitute, a legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

Section 4.2 Organization, Authority and Qualification of the Acquired Companies. Each of the Acquired Companies is a limited liability company duly organized, validly existing and in good standing under the Laws of its state of formation and has all necessary limited liability company power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on its business as it is currently conducted. Schedule 4.2 sets forth each jurisdiction in which each Acquired Company is licensed or qualified to do business. Each of the Acquired Companies is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its business as currently conducted makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not have a Material Adverse Effect.

Section 4.3 Capitalization; Subsidiaries.

(a) Seller is the record owner of and has good and valid title to the Membership Interests, free and clear of all Liens other than Permitted Liens. The Membership Interests constitute 100% of the total issued and outstanding membership interests in the Company and other than the Membership Interests there are no other issued and outstanding equity interests in the Company. The Membership Interests have been duly authorized and are validly issued, fully-paid and non-assessable.

(b) There are no outstanding or authorized options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any character relating to any membership interests in the Acquired Companies or obligating Seller or the Acquired Companies to issue or sell any membership interests (including the Membership Interests), or any other interest in, the Acquired Companies. There are no outstanding or authorized equity appreciation, profit participation, phantom equity or similar equity-based rights with respect to the Acquired Companies. Other than the formation and governing documents that have been disclosed to Purchaser, there are no voting trusts, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the Membership Interests or the membership interests of Core Growth.

(c) The Company does not own, or have any capital stock or other equity interests in, any other Person, other than Core Growth. The membership interests of Core Growth owned by the Company (the “Core Membership Interests”) constitute 100% of the total issued and outstanding membership interests in Core Growth, and other than the Core Membership Interests, there are no other issued and outstanding equity interests in Core Growth.

(d) The Membership Interests and Core Membership Interests were issued in compliance with applicable Laws, were not issued in violation of the formation and governing documents of the respective Acquired Companies or any other agreement, arrangement or commitment to which the Seller or the Acquired Companies is a party, and are not subject to or in violation of any preemptive or similar rights of any Person.

Section 4.4 No Conflicts; Consents. The execution, delivery and performance by Seller of this Agreement and the Ancillary Documents to which it is or will be a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not: (i) result in a violation or breach of any provision of the formation or governing documents of Seller or the Acquired Companies; (ii) result in a violation or breach of any provision of any material Law or material Governmental Order applicable to Seller or the Acquired Companies; (iii) require the consent, notice or other action by any Person under, conflict with, result in a violation or breach of, or constitute a default under, any Material Contract; or (iv) result in the creation or imposition of any Lien other than a Permitted Lien on any properties or assets of any Acquired Company, except in the cases of clauses (iii) and (iv), where the violation, breach, conflict, default or failure to give notice or obtain consent would not have a Material Adverse Effect. No consent, approval, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to Seller or the Acquired Companies in connection with the execution and delivery of this Agreement and the Ancillary Documents to which Seller is or will be a party and the consummation of the transactions contemplated hereby and thereby, except where the failure to obtain or make such consents, approvals, declarations, filings or notices would not have, in the aggregate, a Material Adverse Effect. Notwithstanding the foregoing, the Parties acknowledge and agree the consummation of the transactions contemplated hereby may require that Seller’s parent company make certain disclosures with the Securities and Exchange Commission (“SEC”) and other securities regulators.

Section 4.5 Books and Records; Financial Statements. The Acquired Companies’ books and records (“Books and Records”) that have been disclosed to Purchaser are true and complete in all material respects and have been maintained in accordance with sound business practices. Seller has delivered to Purchaser complete and correct copies of the Financial Statements. The Financial Statements were prepared in accordance with GAAP, are consistent with the accounting records of Core Growth, and fairly present the financial position of Core Growth as of the dates thereof. The Company does not have any Current Assets or Current Liabilities.

Section 4.6 Indebtedness; Liabilities. The Acquired Companies have no Indebtedness and, as of the Closing, will have no outstanding Current Liabilities.

Section 4.7 Accounts; Cash and Cash Equivalents. Except as set forth on Schedule 4.7, the Acquired Companies have no bank accounts, investment accounts, cash, or cash equivalents.

Section 4.8 Tangible Personal Property; Real Property. Except as set forth on Schedule 4.8, the Acquired Companies do not own or lease any tangible personal property or real property. With respect to all leased real property of the Acquired Companies, (i) such lease is valid, binding and enforceable and in full force and effect, (ii) the applicable Acquired Company is not in breach or default under such lease, and no event has occurred that, with the delivery of notice, passage of time or both, would constitute such a breach or default, and the applicable Acquired Company has paid all rent due and payable under such lease; (iii) the applicable Acquired Company has not received nor given any notice of any default or event that, with notice or lapse of time or both, would constitute a default by the applicable Acquired Company under any such lease, and to Seller’s Knowledge no other party is in default thereof or has exercised any termination rights with respect thereto; and (iv) the applicable Acquired Company has not pledged, mortgaged, or otherwise granted a Lien on its leasehold interest in any leased real property.

Section 4.9 Absence of Certain Changes or Events.

(a) Material Adverse Effects. Since December 31, 2024, there has not been any development or threatened development of a nature that has or, to Seller’s Knowledge, would reasonably be expected to result in a Material Adverse Effect.

(b) Certain Events. Except as otherwise set forth on Schedule 4.9(b), since December 31, 2024, the Acquired Companies have conducted the Business only in a commercially reasonable ordinary course manner and has acted reasonably and in good faith to maintain and enhance the Business and, without limiting the foregoing, the Acquired Companies have not:

1.	created or suffered to exist any Liens, other than Permitted Liens, or restrictions with respect to any of their equity interests or assets, whether tangible or intangible, or incurred, assumed or guaranteed any Indebtedness;

2.	sold, leased to others, licensed to others or transferred any of the Acquired Companies’ assets or properties, except in the ordinary course of the Business;

3.	suffered any material loss, or material interruption in use, of any material asset;

4.	waived any rights related to the Business or arising under or in connection with any of the Acquired Companies’ material assets, except in the ordinary course of the Business;

5.	(i) made, changed or revoked any Tax election, (ii) settled or compromised any Tax Liability, (iii) changed an annual accounting period or changed (or made a request to any tax authority to change) any aspect of its method of accounting for Tax purposes, (iv) consented to any extension or waiver of the limitation period applicable to any Tax claim or assessment, (v) entered into any Tax sharing, closing, or similar agreement in respect of any Taxes, or (vi) obtained or requested any Tax ruling, in each case, with respect to the Acquired Companies;

6.	acquired any assets or properties in connection with the Business other than in the ordinary course of the Business;

7.	abandoned or failed to maintain in full force and effect any Company Intellectual Property, except where such abandonments or failures would not be expected to have a Material Adverse Effect; or

8.	materially amended its formation or governing documents;

Section 4.10 Contracts. Schedule 4.10 lists each of the following Contracts (collectively, the “Material Contracts”):

(a) each agreement of the Acquired Companies involving aggregate consideration in excess of $250,000 or requiring performance by any party more than one year from the Closing Date, which, in each case, cannot be cancelled by the applicable Acquired Company without material penalty or without more than 90 days’ prior notice;

(b) all agreements that relate to the sale of any of the Acquired Companies’ assets, other than in the ordinary course of the Business;

(c) all agreements that relate to the acquisition of any business, a material amount of equity or assets of any other Person or any real property (whether by merger, sale of stock or other equity interests, sale of assets or otherwise);

(d) except for agreements relating to trade payables, all agreements relating to Indebtedness (including, without limitation, guarantees) of the Acquired Companies;

(e) all agreements between or among an Acquired Company on the one hand and Seller or any Affiliate of Seller (other than an Acquired Company) on the other hand;

(f) all collective bargaining agreements or agreements with any labor organization, union or association to which an Acquired Company is a party;

(g) all agreements that require an Acquired Company to purchase its total requirements of any product or service from a third party or that contain “take or pay” provisions;

(h) all agreements, other than those entered into in the ordinary course of business, that provide for the indemnification by an Acquired Company of any Person or the assumption of any Tax, environmental or other Liability of any Person; and

(i) all agreements that limit or purport to limit the ability of an Acquired Company to compete in any line of business or with any Person or in any geographic area or during any period of time.

All of the Material Contracts are valid and binding upon the applicable Acquired Company and enforceable against the other parties thereto in accordance with their respective terms. The Acquired Companies are not in breach of any of the Material Contracts and, to Seller’s Knowledge (i) no other party to a Material Contract is in default thereunder and (ii) no condition exists which, with notice or lapse of time or both, would constitute a default by the Acquired Companies, or by any other party thereunder. The Acquired Companies have not provided or received any notice of any intention to terminate any Material Contract, and there are no disputes pending or to Seller’s Knowledge, threatened under any Material Contract.

Section 4.11 Compliance with Laws; Permits.

(a) Except with respect to the application of Federal Cannabis Laws to the activities of the Acquired Companies’ respective businesses prior to the Closing, the Acquired Companies are not, as of the Closing, in any material respect, in violation of any statute, law, ordinance, regulation, rule, code, order, constitution, treaty, common law, judgment, decree, other requirement or rule of law (each a “Law”) of any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of Law), or any arbitrator, court or tribunal of competent jurisdiction (each a “Governmental Authority”).

(b) All Permits required for each Acquired Company to conduct its business have been obtained by it and are valid and in full force and effect. All fees and charges with respect to such Permits as of the Closing Date have been paid in full. The Company has complied and is now complying with the terms of all applicable Permits. No event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in the revocation, suspension, lapse or limitation of any Permit of either Acquired Company.

Section 4.12 Taxes.

(a) All Tax Returns required to have been filed by the Acquired Companies have been timely filed (taking into account any valid extension of time within which to file), and all such Tax Returns are true, correct and complete in all material respects. All Taxes due and payable by the Acquired Companies have been timely paid in full (whether or not shown or required to be shown on any Tax Return) to the appropriate taxing authority. “Taxes” shall mean all taxes with respect to net income, capital gains, gross income, gross receipts, sales, use, transfer, ad valorem, franchise, profits, license, capital, withholding, payroll, employment, excise, goods and services, severance, stamp, occupation, premium, property, assessments, or other taxes or governmental charges of any kind whatsoever, together with any interest, fines and any penalties, additions to tax or additional amounts incurred or accrued under applicable Law, or assessed, charged or imposed by any Governmental Authority.

(b) No extensions or waivers of statutes of limitations have been given or requested with respect to any Taxes of the Acquired Companies. The Acquired Companies are not involved in nor is the subject of any dispute relating to Taxes, and has not received notice or threat of any pending audit or notice of deficiency from the IRS or any other tax authority. There are no unsatisfied liabilities for Taxes (including liabilities for interest, additions to Tax and penalties thereon and related expenses) with respect to any written notice of deficiency or similar document received by the Acquired Companies with respect to any Tax. The Acquired Companies have not received from any governmental entity in a jurisdiction where an Acquired Company has not filed any Tax Returns any written claim that an Acquired Company is subject to taxation by that jurisdiction, which claim has not been fully resolved. There are no liens for Taxes upon any assets of the Acquired Companies except for statutory liens for current Taxes that are not yet due and payable.

(c) All Taxes that the Acquired Companies have been required by law to deduct, withhold or to collect for payment have been duly and timely deducted, withheld and collected, and have been paid over to the appropriate tax authority in compliance with all applicable Law with respect to payments made to any current or former employee, independent contractor, other service provider, creditor, shareholder, customer, vendor, supplier, or other third party, and the Acquired Companies have timely complied in all material respects with all information reporting and withholding requirements under all applicable Law, including maintenance of required records with respect thereto.

(d) No closing agreements, private letter rulings, technical advice memoranda, advance pricing agreement, consent to an extension of time to make an election, consent to a change a method of accounting or other similar agreements or rulings relating to Taxes have been entered into or issued by any Tax authority with or in respect of the Acquired Companies. The Acquired Companies do not have a power of attorney with respect to any Tax that is in force as of the Closing Date.

(e) The Acquired Companies have collected and properly remitted all sales, use, value-added, goods and services and other similar Taxes required to have been collected and remitted with respect to sales or leases made or services provided by the Acquired Companies, and for all sales, leases, or provisions of services that are exempt from such Taxes and that were made without charging or remitting such Taxes, the Acquired Companies have received and retained any appropriate Tax exemption certificates and other documentations qualifying such sales, leases, or provision of services as exempt.

(f) The Acquired Companies are not, and have not been, a party to, or a promoter of, a “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b).

(g) None of the assets of the Acquired Companies are (i) tax-exempt use property within the meaning of Section 168(h) of the Code, (ii) subject to Section 168(g)(1)(A) of the Code, or (iii) subject to a disqualified leaseback or long-term agreement as defined in Section 467 of the Code.

Section 4.13 Products.

(a) Products Liability. There are no pending or, to Seller’s Knowledge, threatened Proceedings that involve any product alleged to have been processed, manufactured, marketed, or sold by the Acquired Companies (including any product alleged to have borne any of the Acquired Company’s Trademarks or to have been processed, manufactured, marketed, or sold by third parties at an Acquired Company’s direction or pursuant to any contracts or other agreements to which any such third party and an Acquired Company are parties) (“Products”), including any such Proceedings pursuant to which any Products are alleged to have been defective, or improperly processed, manufactured or labeled; nor is there any valid basis for any such Proceeding.

(b) Product Warranty. Each Product produced in connection with the Business has been produced and delivered in material conformance with all contractual commitments, and the Acquired Companies has no Liability (and there is no basis for any present or future Proceeding against the Acquired Companies giving rise to any Liability) for replacement thereof. Except as set forth on Schedule 4.13, and except for standard commercial product warranties and indemnities provided in the ordinary course of business, none of the Products produced in connection with the Business are subject to any extended and non-standard guaranty, warranty, or other indemnity.

(c) Inventory. All inventory of the Acquired Companies consists of a quality and quantity usable and salable in the ordinary course of business consistent with past practice, except for obsolete, damaged, defective or slow-moving items that have been written off or written down to fair market value or for which adequate reserves have been established. All such inventory is owned by the Acquired Companies free and clear of all Liens (other than Permitted Liens), and no inventory is held on a consignment basis.

(d) Title. The Acquired Companies have good and valid title to all personal property and other assets constituting the Business, other than assets sold or otherwise disposed of in the ordinary course of business consistent with past practice. All such assets are free and clear of Liens except for Permitted Liens.

Section 4.14 Intellectual Property.

(a) Set forth on Schedule 4.14 is a true and complete list of all Patents, registered Trademarks, and registered copyrights owned by the Acquired Companies (the “Company Intellectual Property”), listing, as applicable, (i) the name of the applicant or registrant and current owner; (ii) date of application or issuance; (iii) the jurisdiction where the application or registration is located; and (iv) the application or registration number. Schedule 4.14 also sets forth a correct, current and complete list of all Company IP Agreements (i) under which any Acquired Company is a licensor or otherwise grants to any Person any right or interest relating to any Company Intellectual Property; (ii) under which any Acquired Company is a licensee or otherwise granted any right or interest relating to the Intellectual Property of any Person; and (iii) which otherwise relate to the Acquired Companies’ ownership or use of Intellectual Property.

(b) Each Acquired Company is the sole and exclusive legal and beneficial, and with respect to the Company IP Registrations, record, owner of all right, title and interest in and to the Company Intellectual Property listed next to such Acquired Company’s name on Schedule 4.14, and has the valid and enforceable right to use all other Intellectual Property used or held for use in or necessary for the conduct of the Business, in each case, free and clear of Liens other than Permitted Liens. All assignments and other instruments necessary to establish, record, and perfect the Acquired Companies’ ownership interest in the Company IP Registrations have been validly executed, delivered, and filed with the relevant Governmental Authorities and authorized registrars.

(c) Neither the execution, delivery or performance of this Agreement, nor the consummation of the transactions contemplated hereunder, will result in the loss or impairment of, or require the consent of any other Person in respect of, the Acquired Companies’ right to own or use any Company Intellectual Property.

(d) Except as set forth on Schedule 4.14, all of the Company Intellectual Property is valid and enforceable, and all Company IP Registrations are subsisting and in full force and effect. Except as set forth on Schedule 4.14, the Acquired Companies have taken all reasonable steps to maintain and enforce the Company Intellectual Property to preserve the confidentiality of all Trade Secrets included in the Company Intellectual Property. Except as set forth on Schedule 4.14, all required filings and fees related to the Company IP Registrations have been timely submitted with and paid to the relevant Governmental Authorities and authorized registrars.

(e) To Seller’s Knowledge, the conduct of the Business as currently and formerly conducted, including the use of the Company Intellectual Property in connection therewith, and the products, processes and services of the Acquired Companies have not materially infringed, misappropriated or otherwise violated the Intellectual Property or other rights of any Person. To Seller’s Knowledge, no Person has materially infringed, misappropriated or otherwise violated any Company Intellectual Property.

(f) There are no material actions (including any opposition, cancellation, revocation, review or other proceeding), whether settled, pending or to Seller’s Knowledge, threatened (including in the form of offers to obtain a license): (i) alleging any infringement, misappropriation or other violation by any Acquired Company of the Intellectual Property of any Person; (ii) challenging the validity, enforceability, registrability, patentability or ownership of any Company Intellectual Property or the Acquired Companies’ respective right, title, or interest in or to any Company Intellectual Property; or (iii) by any Acquired Company alleging any infringement, misappropriation, or other violation by any Person of the Company Intellectual Property. Except as set forth on Schedule 4.14, to the Seller’s Knowledge, there are no facts or circumstances that could reasonably be expected to give rise to any such action.

Section 4.15 Litigation. There are no Proceedings pending or, to Seller’s Knowledge, threatened against the Acquired Companies or affecting any of their respective properties or assets. To Seller’s Knowledge, no event has occurred or circumstances exist that may give rise to, or serve as a basis for, any such Proceeding.

Section 4.16 Labor and Employee Matters. The Acquired Companies have no employees. Each individual who is or has been classified by either Acquired Company as an independent contractor has been properly classified under applicable Law.

Section 4.17 Brokers. No agent, broker, investment banker, financial advisor or other Person is or will be entitled to any brokerage commission, finder’s fee or like payment in connection with the Transaction based upon such arrangements made by or on behalf of Seller.

Section 4.18 No Other Representations and Warranties. Except for the representations and warranties contained in this Error! Bookmark not defined.Article IV (including the related portions of the Schedules), none of Seller, the Acquired Companies or any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of Seller or the Acquired Companies, including any representation or warranty as to the accuracy or completeness of any information regarding the Acquired Companies furnished or made available to Purchaser and its representatives.

Article V.

REPRESENTATIONS AND WARRANTIES OF PURCHASER.

Purchaser hereby represents and warrants to Seller as follows as of the Closing Date:

Section 5.1 Organization and Authority of Purchaser. Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of the state of Nevada. Purchaser has all necessary corporate power and authority to enter into this Agreement and the Ancillary Documents to which Purchaser is or will be a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Purchaser of this Agreement and the Ancillary Documents to which Purchaser is or will be a party, the performance by Purchaser of its obligations hereunder and thereunder and the consummation by Purchaser of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of Purchaser. This Agreement has been duly executed and delivered by Purchaser, and (assuming due authorization, execution and delivery by Seller) constitutes, and each Ancillary Document to which Purchaser is or will be a party when duly executed and delivered by Purchaser (assuming due authorization, execution and delivery by each other party thereto) will constitute, a legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

Section 5.2 No Conflicts; Consents. The execution, delivery and performance by Purchaser of this Agreement and the Ancillary Documents to which it is or will be a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not: (i) result in a violation or breach of any provision of the formation or governing documents of Purchaser; (ii) result in a violation or breach of any provision of any material Law or Governmental Order applicable to Purchaser; or (iii) require the consent, notice or other action by any Person under, conflict with, result in a violation or breach of, or constitute a default under, any agreement to which Purchaser is a party, except in the cases of clause (iii), where the violation, breach, conflict, default or failure to give notice or obtain consent would not have a material adverse effect on Purchaser’s ability to consummate the transactions contemplated hereby. No consent, approval, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to Purchaser in connection with the execution and delivery of this Agreement and the Ancillary Documents to which it is or will be party and the consummation of the transactions contemplated hereby and thereby, except where the failure to obtain or make such consents, approvals, declarations, filings or notices would not have a material adverse effect on Purchaser’s ability to consummate the transactions contemplated hereby and thereby. Notwithstanding the foregoing, the Parties acknowledge and agree the consummation of the transactions contemplated hereby may require that Purchaser make certain disclosures with the SEC and other securities regulators.

Section 5.3 Investment Purpose. Purchaser is acquiring the Membership Interests solely for its own account for investment purposes and not with a view to, or for offer or sale in connection with, any distribution thereof. Purchaser acknowledges that the Membership Interests are not registered under the Securities Act or any state securities laws, and that the Membership Interests may not be transferred or sold except pursuant to the registration provisions of the Securities Act or pursuant to an applicable exemption therefrom and subject to state securities laws and regulations, as applicable. Purchaser is able to bear the economic risk of holding the Membership Interests for an indefinite period (including total loss of its investment), and has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risk of its investment.

Section 5.4 Absence of Proceedings. No action or proceeding has been instituted against Purchaser before any Governmental Authority (i) seeking to restrain or prohibit the execution and delivery of this Agreement or the consummation of the Transaction, or (ii) that would, if decided adversely to Purchaser, have a material adverse effect on Purchaser’s ability to perform its obligations under this Agreement.

Section 5.5 Brokers. Neither Purchaser nor any of its officers, directors or employees has made any agreement or taken any other action that might cause Seller to become liable for any brokerage fees, commissions or finders’ fees in connection with the Transaction.

Section 5.6 SEC Reports; Financial Statements. Purchaser has filed or furnished, as applicable, all forms, reports, schedules, and other statements required to be filed or furnished by it with the SEC under the Securities Exchange Act or the Securities Act since January 1, 2024 (collectively, the “Purchaser SEC Reports”). As of its respective date, and, if amended, as of the date of the last such amendment, each Purchaser SEC Report complied in all material respects with the applicable requirements of the Securities Act and the Securities Exchange Act and any rules and regulations promulgated thereunder applicable to the Purchaser SEC Report. As of its respective date, and, if amended, as of the date of the last such amendment, no Purchaser SEC Report contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. As of the Closing Date, there are no outstanding or unresolved comments from any comment letters received by Purchaser from the SEC relating to reports, statements, schedules, registration statements or other filings made by Purchaser with the SEC.

Section 5.7 Independent Investigation.

(a) Purchaser has conducted its own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of the Acquired Companies, and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of Seller and the Acquired Companies for such purpose.

(b) Purchaser acknowledges that (i) none of Seller, the Acquired Companies, nor any other Person on behalf of Seller or the Acquired Companies has made any representation or warranty, expressed or implied, as to the Acquired Companies or the Membership Interests, or the accuracy or completeness of any information regarding the Acquired Companies or the Membership Interests furnished or made available to Seller and its representatives, or any other matter related to the transactions contemplated herein, other than those representations and warranties expressly set forth in Error! Bookmark not defined.this Agreement (including the related portions of the Schedules), (ii) in determining to enter into this Agreement, Purchaser has not relied on any representation or warranty from Seller, the Acquired Companies or any other Person on behalf of Seller or the Acquired Companies, or upon the accuracy or completeness of any information regarding the Acquired Companies or the Membership Interests furnished or made available to Purchaser and its representatives, other than those representations and warranties expressly set forth in this Agreement (including the related portions of the Schedules), and (iii) none of Seller, the Acquired Companies or any other Person acting on behalf of Seller or the Acquired Companies shall have any liability to Purchaser or any other Person with respect to any projections, forecasts, estimates, plans, or budgets of future revenue, expenses, or expenditures, future results of operations, future cash flows, or the future financial condition of the Acquired Companies or the future business, operations, or affairs of the Acquired Companies.

Section 5.8 No Other Representations and Warranties. Except for the representations and warranties contained in this Error! Bookmark not defined.Article V, none of the Purchaser or any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of the Purchaser, including any representation or warranty as to the accuracy or completeness of any information regarding the Purchaser furnished or made available to the Seller and its representatives.

Article VI.
COVENANTS; REPURCHASE RIGHTS.

Section 6.1 Public Announcements. Seller and Purchaser shall not issue or make any press release or other public statements with respect to the transactions contemplated hereunder without the other Party’s prior written consent.

Section 6.2 Further Assurances; Release of Liens.

(a) Following the Closing, each Party shall, and shall cause its Affiliates to, execute and deliver such additional documents, instruments, conveyances and assurances, and take such further actions as may be reasonably required to carry out the provisions hereof and give effect to the transactions contemplated by this Agreement.

(b) Following the Closing, the Seller shall, and shall cause its Affiliates to, execute and deliver such additional documents, instruments and assurances, and take such further actions as may be reasonably required to obtain a full and unconditional release of the Seller Affiliate Liens, which release shall be obtained within ninety (90) calendar days of the Closing and shall not require any payment or other consideration from the Purchaser.

Section 6.3 Governmental Authority Concerns. The Parties agree that if any Governmental Authority raises concerns regarding any aspect of the transactions contemplated in this Agreement, the Parties will work together in good faith for a period of up to 30 days (or such longer period as the Parties may mutually agree) to address and resolve such concerns.

Section 6.4 Access to and Preservation of Information and Records. For a period of five (5) years following the Closing Date, each of Purchaser and Seller shall preserve any books and records relating to the Business and shall provide to the other Party reasonable access to such books and records and to their respective employees and agents as the other Party shall reasonably request for purposes of preparing Tax Returns required to be filed by such Party, and responding to audits thereof, or as otherwise needed by such Party with respect to matters related to the Business. Each Party shall also provide the other Party such information related to the Acquired Companies or the Business as such other Party shall reasonably request for such purposes.

Section 6.5 Payment of Pre-Closing Liabilities; Incorrect Payments. Notwithstanding anything to the contrary herein, the Parties agree that (i) Purchaser shall be solely responsible for satisfying any pre-Closing payables of the Acquired Companies that remain outstanding as of the Closing, and (ii) while Purchaser shall be entitled to receive funds payable into the Acquired Companies’ bank accounts with respect to receivables that were included as Current Assets in the calculation of Closing Working Capital, to the extent that either Acquired Company receives post- Closing payments that were not included as Current Assets in the calculation of Closing Working Capital and that ought to have been made to Seller or its Affiliates, then, to the extent the amount of such payments exceeds $1,000.00, the Purchaser shall cause the Acquired Companies to pay the amount of such excess to Seller or its designee.

Section 6.6 Tax Matters.

(a) The amount of personal property, real property and ad valorem (and other similar) Taxes of the Acquired Companies for any Tax period beginning on or before the Closing Date and ending after the Closing Date (a “Straddle Period”) that is attributable to the portion of such Tax period ending on and including the Closing Date shall be deemed to be the amount of such Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days in the Tax period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period. The amount of any other Taxes of the Acquired Companies that relate to the pre-Closing portion of a Straddle Period will be determined based on an interim closing of the books as of the end of the Closing Date; provided, however, that any item determined on an annual or periodic basis (such as deductions for depreciation or real estate Taxes) shall be apportioned on a daily basis.

(b) Seller shall prepare and timely file, or cause to be prepared and timely filed, all Tax Returns of any combined, consolidated, affiliated or unitary group that includes an Acquired Company and for which Seller or any of its Affiliates (other than the Company) is the common parent (a “Seller Consolidated Group” and any such Tax Return, a “Seller Consolidated Return”), and all Flow-Through Tax Returns of the Acquired Companies required to be filed for taxable periods ending on or prior to the Closing Date that become due after the Closing Date (each an “Seller Tax Return”). All Seller Tax Returns shall be prepared in accordance with the past practices of the Acquired Companies except as otherwise required by Law. Except as provided above for Seller Tax Returns, Purchaser shall prepare and timely file, or cause to be prepared and timely filed all Tax Returns required to be filed by the Acquired Companies after the Closing Date with respect to a Pre-Closing Tax Period. Any such Tax Return shall be prepared in accordance with the past practices of the Acquired Companies except as otherwise required by Law.

(c) Notwithstanding anything in this Agreement to the contrary, all Tax Returns with respect to any transfer, documentary, sales, use, stamp, registration, value added and other such Taxes and fees (including any penalties and interest) incurred in connection with, or as a result of, the Transaction (including any real property transfer Tax and any other similar Tax) (the “Transfer Taxes”) incurred in connection with or as a consequence of the Transaction shall be timely filed by the Party hereto responsible for such filing under applicable Law, and all such Transfer Taxes (and all reasonable out-of-pocket costs for preparation of such Tax Returns) shall be borne by the Seller. Purchaser and Seller shall reasonably cooperate to reduce or eliminate any Transfer Taxes to the extent permitted by applicable Law.

(d) The Parties agree to utilize, or cause their respective Affiliates to utilize, the “standard procedure” set forth in Section 4 of Revenue Procedure 2004-53, 2004-2 C.B. 320 for wage reporting with respect to any transferring Business employees.

(e) Purchaser shall promptly notify Seller in writing upon receipt by Purchaser or any of its Affiliates of notice of any pending or threatened Tax audits, examinations or assessments which, if successful, is reasonably expected to result in an indemnity payment pursuant to Section 8.2 (a “Tax Claim”). Notwithstanding anything to the contrary in this Agreement, Seller shall have the right to control any Tax Claim relating to (A) any Tax Return of Seller or any of its Affiliates (other than solely the Acquired Companies), (B) any Flow-Through Tax Return (in respect of periods ending on or prior to the Closing Date), and (C) any Tax Return of any Seller Consolidated Group (including any Seller Consolidated Return). If Seller chooses not to control such Tax Claim, Purchaser may defend the same in such manner as it may deem appropriate. The Party hereto controlling a Tax Claim shall in any event keep the other Party hereto informed of the progress of such Tax Claim, shall promptly provide such other Party with copies of all material documents (including material notices, protests, briefs, written rulings and determinations and correspondence) pertaining to such Tax Claim and shall not settle such Tax Claim without such other Party’s advance written consent, which consent shall not be unreasonably withheld, conditioned or delayed.

(f) The parties acknowledge and agree that the transactions contemplated by this Agreement shall be treated for all U.S. federal income tax purposes and, as may be applicable, for state and local income tax purposes, as a sale of all the assets of the Acquired Companies in the case of Seller and as a purchase of all the assets of the Acquired Companies in the case of Purchaser. The Parties shall file, and cause their Affiliates to file, all Tax Returns in a manner consistent with such treatment and will take no position inconsistent with such characterization for any income tax purposes.

(g) After the Closing, Purchaser and the Acquired Companies shall not, and shall cause their Affiliates not to, without the prior written consent of Seller (which consent shall not be unreasonably withheld, conditioned or delayed), (i) make or change any Tax election that has a retroactive effect to a Pre-Closing Tax Period, or (ii) amend, refile or otherwise modify any Tax Return relating to a Pre-Closing Tax Period.

(h) Any Tax refund or credit or offset in lieu thereof (including any interest paid or credited by a taxing authority with respect thereto) of the Acquired Companies with respect to a Pre-Closing Tax Period or for which Seller would otherwise be responsible pursuant to this Agreement (a “Tax Refund”) shall be for the sole benefit of Seller, provided that Seller shall not be entitled to any refund of Taxes to the extent such refund is attributable to the carryback of losses solely arising in or attributable to any period that is not a Pre-Closing Tax Period. To the extent that Purchaser or any of its Affiliates (including the Acquired Companies after the Closing) receives any Tax Refund, Purchaser shall promptly pay to Seller such Tax Refund after such receipt.

Section 6.7 Repurchase Rights.

(a) Grant of Call Option.

1.	The Purchaser hereby grants to Seller an option to repurchase the Acquired Companies (such option, the “Call Option”), at a purchase price equal to (i) the Purchase Price plus an amount of simple interest on such Purchase Price equal to 10% per annum based on the number of days elapsed between the Closing and the date Seller delivers the Call Option Exercise Notice (defined below) and assuming a 365-day year if the Call Option Exercise Notice is delivered on or prior to the 24-month anniversary of the Closing or (ii) at a purchase price agreed upon by Purchaser and Seller or, if they cannot agree, the midway point of the valuation range determined by a third-party appraisal company jointly selected by the parties if the Call Option Exercise Notice is delivered after the 24-month anniversary of the Closing (the “Option Purchase Price”). The Call Option may only be exercised upon an event outside the Seller’s and Purchaser’s control which (i) could reasonably be expected to have a material and adverse impact on the standing of the Purchaser on its primary exchange or (ii) upon a ban of consumable hemp-derived THC products. This Call Option will expire on the five (5) year anniversary of the Closing unless duly exercised by the Seller prior to such date.

2.	To exercise the Call Option, the Seller must deliver a written notice to the Purchaser prior to the Five (5) year anniversary of the Closing referencing this Section 6.7 and stating its intention to exercise the Call Option (the “Call Option Exercise Notice”) on the date that is five (5) business days following the date of the Call Option Exercise Notice or such date as may be mutually agreed to by the Seller and the Purchaser. The aggregate Option Purchase Price (as determined in accordance with Section 6.7(a)(1)) shall be paid by the Seller to the Purchaser pursuant to a wire transfer of immediately available funds to an account designated in writing to the Seller by the Purchaser upon the closing of Seller’s repurchase of the Acquired Companies.

(b) Grant of Put Option.

1.	The Seller hereby grants to Purchaser an option to require the Seller to repurchase the Acquired Companies (such option, the “Put Option”), at a purchase price equal to the Option Purchase Price (treating a Put Option Exercise Notice as a Call Option Exercise Notice for purposes of calculating the Option Purchase Price), if the Seller Affiliate Liens are not fully released from the Acquired Companies and their assets within 90 days following Closing (or such longer timeframe if otherwise extended upon mutual agreement of the Parties)(a “Put Option Trigger Event”). The Put Option will expire on the five (5) year anniversary of the Closing unless duly exercised by the Seller prior to such date.

2.	To exercise the Put Option, the Purchaser must deliver a written notice to the Seller within ninety (90) days of a Put Option Trigger Event, which notice shall reference this Section 6.7 and state the Purchaser’s intention to exercise the Put Option (the “Put Option Exercise Notice”) on the date that is five (5) business days following the date of the Put Option Exercise Notice or such date as may be mutually agreed to by the Seller and the Purchaser. The aggregate Option Purchase Price (as determined in accordance with Section 6.7(a)(i)) shall be paid by the Seller to the Purchaser pursuant to a wire transfer of immediately available funds to an account designated in writing to the Seller by the Purchaser upon the closing of Seller’s repurchase of the Acquired Companies.

(c) Actions.

1.	To the extent that either of the Put Option or the Call Option is exercised, the Purchaser shall take all actions as may be reasonably necessary to consummate the repurchase by the Seller of the Acquired Companies and the assets held by the Acquired Companies at the Closing free and clear of all liens, claims, options, charges, security interests, pledges, mortgages or other encumbrances, including, without limitation, entering into agreements and delivering certificates and instruments and consents as may be necessary or appropriate (which definitive documents shall contain representations and warranties, purchase price adjustment provisions, and indemnification provisions that are, in each case, substantially identical to those contained herein). To the extent any assets of the Acquired Companies at the time of Closing are transferred to an affiliate of the Purchaser following Closing, then, in connection with the exercise of any Put Option or Call Option, the Purchaser shall take all actions as may be reasonably necessary to transfer such assets to the Acquired Companies prior the consummation of the repurchase.

Section 6.8 Restrictions on Transfer; Right of First Offer; Right of First Refusal.

(a) Transfer Restriction.

1.	The Purchaser hereby agrees that, for a period beginning at the Closing and ending on the five (5) year anniversary thereof, without the prior written notice to Seller along with compliance with the terms and conditions of Sections 6.8(b) and 6.8(c), neither the Purchaser nor its Affiliates shall, directly or indirectly, sell, pledge, sublicense, transfer, abandon, or otherwise dispose of any of the membership interests or material assets of the Acquired Companies (such prohibited transfers being referred to collectively as “Transfers”). The Transfer restrictions set forth in this Section 6.8(a) are designed solely to prevent Transfer of the membership interests or material assets of the Acquired Companies to a competitor or to a less creditworthy, or otherwise less qualified, party in the event such party is not the only potential purchaser of the membership interests or material assets of the Acquired Companies. The Transfer restrictions set forth in this Section 6.8(a) are not intended to constrain the Purchaser from recognizing its economic interests in the Acquired Companies.

(b) Right of First Offer.

1.	On or after the Closing (the “ROFO Period”), the Purchaser shall not solicit offers to enter into any agreement or consummate any transaction relating to a Transfer with any Person that is not the Seller or its Affiliates (a “Third Party Transaction”) except in compliance with the terms and conditions of this Section 6.8(b).

2.	If, at any time during the ROFO Period, the Purchaser decides to pursue a Third Party Transaction, the Purchaser shall, prior to soliciting any offers with respect to a Third Party Transaction, deliver to the Seller a written offer (the “ROFO Offer Notice”) outlining the material financial and other terms and conditions under which the Purchaser would like to effect a Third Party Transaction (the “ROFO Material Terms”). Each ROFO Offer Notice constitutes an offer made by the Purchaser to enter into an agreement with the Seller or its Affiliates subject to the ROFO Material Terms (the “ROFO Offer”).

3.	At any time prior to the expiration of the thirty (30) day period following Seller’s receipt of the ROFO Offer Notice (the “ROFO Exercise Period”), the Seller may accept the ROFO Offer by delivery to the Purchaser of a written notice of acceptance executed by the Seller.

4.	If, by the expiration of the ROFO Exercise Period, the Seller has not accepted the ROFO Offer, and provided that the Purchaser has materially complied with all of the provisions of this Section 6.8(b), at any time following the expiration of the ROFO Exercise Period, the Purchaser may solicit offers with respect to a Third Party Transaction (subject to the Purchaser’s compliance with Section 6.8(c)). If a Third Party Transaction is not consummated within 180 days of the ROFO Offer Notice, the terms and conditions of this Section 6.8(b) will again apply and the Purchaser shall not solicit offers with respect to a Third Party Transaction during the ROFO Period without affording the Seller the right of first offer on the terms and conditions of this Section 6.8(b).

(c) Right of First Refusal.

1.	On or after the Closing (the “ROFR Period”), the Purchaser shall not enter into any agreement to, or consummate, any Third Party Transaction except in compliance with the terms and conditions of this Section 6.8(c).

2.	If, at any time during the ROFR Period, the Purchaser receives a bona fide written offer for a Third Party Transaction that the Purchaser desires to accept (each, a “Third Party Offer”), the Purchaser shall, within five (5) business days following the receipt of the Third Party Offer, notify the Seller in writing (the “ROFR Offer Notice”) of the identity of all proposed parties to such Third Party Transaction and the material financial and other terms and conditions of such Third Party Offer (the “ROFR Material Terms”). Each ROFR Offer Notice constitutes an offer made by the Purchaser to enter into an agreement with the Seller or its Affiliates on the same ROFR Material Terms of such Third Party Offer (the “ROFR Offer”).

3.	At any time prior to the expiration of the thirty (30) day period following Seller’s receipt of the ROFR Offer Notice (the “ROFR Exercise Period”), the Seller may accept the ROFR Offer by delivery to the Purchaser of a written notice of acceptance executed by the Seller.

4.	If, by the expiration of the ROFR Exercise Period, the Seller has not accepted the ROFR Offer, and provided that the Purchaser has materially complied with all of the provisions of this Section 6.8(c), at any time following the expiration of the ROFR Exercise Period, the Purchaser may consummate the Third Party Transaction with the counterparty identified in the applicable ROFR Offer Notice on ROFR Material Terms that are the same or more favorable to the Purchaser as the Material Terms set forth in the ROFR Offer Notice. If such Third Party Transaction is not consummated within 180 days of the Offer Notice, the terms and conditions of this Section 6.8(c) will again apply and the Purchaser shall not enter into any Third Party Transaction during the ROFR Period without affording the Seller the right of first refusal on the terms and conditions of this Section 6.8(c).

5.	For the avoidance of doubt, the terms and conditions of this Section 6.8(c) apply to each Third Party Offer received by the Purchaser during the ROFR Period.

Article VII.
RESTRICTIVE COVENANTS.

Seller hereby agrees as follows:

Section 7.1 Confidential Information. The Parties acknowledge that, in light of Purchaser’s business interests in the Acquired Companies and their Business following the Closing and Seller’s interest in protecting information with respect to its and its Affiliates’ business (the “Retained Business”) that has or may be disclosed in connection with the negotiation of this Agreement or the consummation of the transactions contemplated hereby, confidential treatment shall be afforded with respect to confidential or proprietary information related to the Business and the Retained Business that is not generally known within the relevant trade group or by the public, including all documents, writings, memoranda, business plans, illustrations, designs, plans, processes, programs, inventions, reports, sources of supply, customer lists, supplier lists, trade secrets and all other valuable or unique information and techniques acquired, developed or used by the Acquired Companies related to the Business or by Seller or its Affiliates, as the case may be (hereinafter collectively termed “Protected Information”). Each Party expressly acknowledges and agrees that the other Party’s Protected Information constitutes trade secrets and/or confidential and proprietary business information to which it has had access in connection with the transactions contemplated hereby, and which, in the case of Protected information related to the Acquired Companies and the Business, will be acquired by Purchaser upon Closing. Protected Information shall exclude information that (i) becomes generally available or known to the public by any means except disclosure by a Party in violation of the restrictions set forth herein, (ii) becomes available to a Party from a third party and such disclosure does not violate an obligation of confidentiality owed to the other Party, and (iii) is independently developed by a Party without reference to the other Party’s Protected Information. Each Party agrees to maintain all of the other Party’s Protected Information in strict confidence and to refrain from making any disclosure of any such Protected Information to any other party for so long as the Protected Information is not generally available or known to the public. Each Party also agrees to take all reasonable measures necessary to keep the Protected Information from being (i) inadvertently disclosed to any third party, or (ii) misappropriated by a third party. Notwithstanding the foregoing, a Party may disclose the other Party’s Protected Information (i) to its legal, financial, and other professional advisors, provided that such advisors are bound by professional or contractual confidentiality restrictions to the extent reasonably necessary to ensure the confidential treatment of such Protected Information and (ii) to the extent that, upon advise of counsel, it is legally obligated to do so, provided that (to the extent legally permissible) such Party gives prior written notice of such obligation to the other Party and reasonably cooperates with any effort by the other Party to limit the scope of such disclosure (at the other Party’s cost). To the extent there is any conflict between the provisions of the License Agreement and this Section 7.1, the provisions of the License Agreement shall control. The restrictions set forth in this Section 7.1 shall terminate on the third (3rd) anniversary of the Closing Date.

Section 7.2 Scope. If, at the time of enforcement of any of the provisions of this Article VII, a court of competent jurisdiction determines that the restrictions stated therein are unreasonable under the circumstances then existing, the Parties agree that the maximum period, scope, or geographical area reasonable under the circumstances shall be substituted for the stated period, scope, or geographical area. The Parties further agree that such court shall be allowed to revise the restrictions contained therein to cover the maximum period, scope, or geographical area permitted by law.

Section 7.3 Remedies. Seller agrees that if it shall commit or threaten to commit a breach of any of the covenants and agreements contained in this Article VII, then Purchaser shall have the right to seek and obtain all appropriate injunctive and other equitable remedies therefor, in addition to any other rights and remedies that may be available at Law, it being acknowledged and agreed that any such breach may cause irreparable injury to Purchaser and that money damages would not provide an adequate remedy therefor.

Article VIII.
INDEMNIFICATION.

Section 8.1 Survival of Representations, Warranties and Covenants. The respective representations and warranties of each of the Parties shall survive the Closing for a period of eighteen (18) months, provided that the representations and warranties contained in Sections 4.1, 4.2, 4.3, 4.17, 5.1, and 5.5 shall survive indefinitely and the representations and warranties set forth in Section 4.14 shall survive the Closing for a period of three (3) years (collectively, the “Fundamental Representations”). None of the covenants or other agreements contained in this Agreement shall survive the Closing Date other than those which by their terms contemplate performance after the Closing Date, and each such surviving covenant and agreement shall survive the Closing for the period contemplated by its terms. Notwithstanding the foregoing, any claims asserted in good faith with reasonable specificity (to the extent known at such time) and in writing by notice from the non-breaching Party to the breaching Party prior to the expiration date of the applicable survival period shall not thereafter be barred by the expiration of such survival period and such claims shall survive until finally resolved.

Section 8.2 Seller’s Indemnification. Subject to the terms and conditions of this Article VIII, Seller shall indemnify and hold harmless Purchaser and its Affiliates and their respective officers, directors, managers, members, stockholders, agents, successors and assigns from and against and in respect of any and all demands, claims, threatened claims, causes of action, administrative orders and notices, losses, costs, fines, Liabilities, penalties, damages (direct or indirect) and expenses (including, without limitation, reasonable legal, accounting and consultant fees and other expenses incurred in the investigation and defense of any actual or threatened claims or actions) (hereinafter collectively called “Losses”) resulting from, in connection with or arising out of:

(a) The inaccuracy of any representation or the breach of any warranty made by Seller in this Agreement;

(b) The breach by Seller of any of the covenants or agreements in this Agreement;

(c) Any Pre-Closing Taxes; or

(d) any Indebtedness of the Acquired Companies outstanding as of the Closing.

Section 8.3 Purchaser’s Indemnification. Purchaser shall indemnify and hold harmless Seller and its Affiliates and their respective officers, directors, stockholders, agents, successors and assigns, from and against and in respect of any and all Losses resulting from, in connection with or arising out of:

(a) The inaccuracy of any representation or the breach of any warranty made by Purchaser in this Agreement; or

(b) The breach by Purchaser of any of the covenants or agreements in this Agreement.

Section 8.4 Cooperation. A Party or Parties against whom an indemnification claim (“Claim”) has been asserted pursuant to this Article VIII (individually and collectively “Indemnifying Party”) shall have the right, at their own expense, assisted by counsel of their own choosing, to participate in the defense of any action or proceeding brought by a third party (including any Governmental Authority) which resulted in said Claim (a “Third Party Claim”), and if such right is exercised, the Party or Parties entitled to indemnification (individually and collectively “Indemnified Party”) and the Indemnifying Party shall reasonably cooperate in the defense of such action or proceeding.

Section 8.5 Nature of Other Liabilities. In the event any Indemnified Party should have a Claim against any Indemnifying Party hereunder that does not involve a Third Party Claim, the Indemnified Party shall transmit to the Indemnifying Party a written notice (the “Indemnity Notice”) describing in reasonable detail the nature of the Claim, and the basis of the Indemnified Party’s request for indemnification under this Agreement. If the Indemnifying Party does not notify the Indemnified Party within thirty (30) days from its receipt of the Indemnity Notice that the Indemnifying Party disputes such Claim, the Claim specified by the Indemnified Party in the Indemnity Notice shall be deemed a Liability of the Indemnifying Party hereunder, with respect to which the Indemnified Party is entitled to prompt indemnification hereunder.

Section 8.6 Certain Limitations.

(a) Notwithstanding anything to the contrary set forth in this Agreement, except to the extent caused by a Party’s Fraud or intentional misconduct, the maximum aggregate liability of either Party with respect to breaches of representations or warranties made hereunder (other than the Fundamental Representations) shall not exceed $500,000.00, and neither Party shall be obligated to indemnify the other Party or its Affiliates with respect to Losses arising from breaches of such representations or warranties until such Losses, in the aggregate, exceed $37,500.00 (the “Deductible”), in which event the Indemnifying Party shall only be required to pay or be liable for Losses in excess of the Deductible.

(b) Notwithstanding anything to the contrary set forth in this Agreement, the maximum aggregate liability of either Party shall not exceed an amount equal to the Purchase Price paid at the Closing.

(c) Payments by an Indemnifying Party in respect of any Loss shall be limited to the amount of any liability or damage that remains after deducting therefrom any insurance proceeds and any indemnity, contribution or other similar payment received or reasonably expected to be received by the Indemnified Party (or the Acquired Companies) in respect of any such claim. The Indemnified Party shall use its commercially reasonable efforts to recover under insurance policies or indemnity, contribution or other similar agreements for any Losses prior to seeking indemnification under this Agreement.

(d) Payments by an Indemnifying Party in respect of any Loss shall be reduced by an amount equal to any Tax benefit realized as a result of such Loss by the Indemnified Party.

(e) In no event shall any Indemnifying Party be liable to any Indemnified Party for any punitive, incidental, consequential, special or indirect damages, including loss of future revenue or income, loss of business reputation or opportunity relating to the breach or alleged breach of this Agreement, or diminution of value or any damages based on any type of multiple.

(f) Each Indemnified Party shall take, and cause its Affiliates to take, all reasonable steps to mitigate any Loss upon becoming aware of any event or circumstance that would be reasonably expected to, or does, give rise thereto, including incurring costs only to the minimum extent necessary to remedy the breach that gives rise to such Loss.

(g) No Losses may be claimed hereunder to the extent that such Losses either (i) were included in the calculation of the Purchase Price (pursuant to Section 2.2) or, (ii) had they been factored into calculating the Purchase Price (pursuant to Section 2.2), would not have resulted in a reduction in the Purchase Price.

Section 8.7 Effect of Investigation. The representations, warranties and covenants of the Indemnifying Party, and the Indemnified Party’s right to indemnification with respect thereto, shall not be affected or deemed waived by reason of any investigation made by or on behalf of the Indemnified Party (including by any of its representatives) or by reason of the fact that the Indemnified Party or any of its representatives knew or should have known that any such representation or warranty is, was or might be inaccurate.

Section 8.8 Exclusive Remedies. The Parties acknowledge and agree that from and after Closing their sole and exclusive remedy with respect to any and all claims (other than claims of Fraud against a Party hereto committing Fraud) for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement, shall be pursuant to the indemnification provisions set forth in this Article VIIIError! Bookmark not defined.. In furtherance of the foregoing, each Party hereby waives, from and after Closing, to the fullest extent permitted under Law, any and all rights, claims and causes of action for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement it may have against the other Parties hereto and their Affiliates and each of their respective representatives arising under or based upon any Law, except pursuant to the indemnification provisions set forth in this Article VIII.

Article IX.
MISCELLANEOUS PROVISIONS.

Section 9.1 Successors and Assigns and No Third-Party Beneficiaries. This Agreement shall inure to the benefit of, and be binding upon, the Parties hereto and their respective successors, representatives and assigns. Neither Party shall assign its rights hereunder without the other Party’s prior written consent; provided that such consent shall not be required in the cases of assignments made (i) by operation of law or (ii) to a Party’s Affiliate. Nothing in this Agreement shall confer upon any Person not a party to this Agreement, or the legal representatives of such Person, any rights (including, without limitation, rights as a third-party beneficiary) or remedies of any nature or kind whatsoever under or by reason of this Agreement.

Section 9.2 Expenses. Except as otherwise provided herein, all costs and expenses incurred by a Party in connection with this Agreement and with the consummation of the Transactions shall be paid by such Party.

Section 9.3 Notices. All notices, requests and other communications to any Party hereunder shall be in writing and shall be given to such Party at its address set forth below, with delivery being effective upon actual receipt or on the second Business Day after deposit if sent by a recognized overnight delivery service or by registered or certified mail (postage prepaid, return receipt requested), in each case to the address specified in this Section.

(a)	If to Purchaser, to:

Agrify Corporation

2220 Hicks Road, Suite 210

Rolling Meadows, IL 60008

Attn: Peter Shapiro, Director

Email: peter@brooklynbowl.com

with a copy (which shall not constitute notice) to:

Blank Rome LLP

125 High Street

Boston, Massachusetts 02110

Attention: Frank A. Segall

Email: frank.segall@blankrome.com

(b)	If to Seller, to:

VCP IP Holdings, LLC

c/o Green Thumb Industries Inc.

325 W. Huron Street, Suite 700

Chicago, IL 60654 Attn: General Counsel

Email: bkravitz@gtigrows.com

with a copy (which shall not constitute notice) to:

Dentons US LLP

233 S. Wacker Dr., #5900

Chicago, Illinois 60606

Attention: Ross Docksey and Jacob Styburski

Email: ross.docksey@dentons.com and

jacob.styburski@dentons.com

or such other address or persons as the Parties may from time to time designate in writing in the manner provided in this Section 9.3.

Section 9.4 Entire Agreement. This Agreement, together with the Ancillary Documents and the Exhibits and the Schedules attached hereto, represents the entire agreement and understanding of the Parties hereto with respect to the transactions contemplated hereby. This Agreement supersedes all prior negotiations, discussions, correspondence, communications, understandings and agreements among the Parties related to the subject matter of this Agreement, whether written or oral, and all prior drafts thereof, including the Original Agreement, all of which are merged into this Agreement.

Section 9.5 Amendments; Waiver. This Agreement may be amended only by a written instrument signed by Purchaser and Seller. No waiver by any Party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the Party so waiving. No waiver by a Party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

Section 9.6 Time of the Essence. With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

Section 9.7 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable so long as the economic or legal substance of the transactions contemplated hereby are not affected in any manner adverse to either Party. Upon such determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 9.8 Rules of Interpretation.

(a) The term “including” and the abbreviation “e.g.” mean “including, without limitation” unless the context clearly states otherwise.

(b) The recitals to this Agreement shall be deemed to be a part of this Agreement.

(c) All reference herein to this “Agreement” shall include the Exhibits and Schedules attached hereto.

(d) The word “shall” when used in this Agreement is a word of mandate, construed as “must.”

(e) This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the Party drafting an instrument or causing any instrument to be drafted.

(f) The headings in this Agreement are for reference only and shall not effect the interpretation of this Agreement.

(g) All section headings in the Schedules correspond to the sections of this Agreement, but information provided in any section of the Schedules shall constitute disclosure for purposes of each section of this Agreement where such information is relevant. Unless the context otherwise requires, all capitalized terms used in the Schedules shall have the respective meanings assigned to such terms in this Agreement. Certain information set forth in the Schedules is included solely for informational purposes, and may not be required to be disclosed pursuant to this Agreement. No disclosure in the Schedules relating to any possible breach or violation of any agreement or Law shall be construed as an admission or indication that any such breach or violation exists or has actually occurred. The inclusion of any information in the Schedules shall not be deemed to be an admission or acknowledgment by Seller that in and of itself, such information is material to or outside the ordinary course of the business. No disclosure in the Schedules shall be deemed to create any rights in any third party.

Section 9.9 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which together shall be considered one and the same agreement. The signature of any party that is delivered by telecopy or other means of electronic execution and/or delivery (including DocuSign) shall be effective and deemed an original.

Section 9.10 Governing Law; Dispute Resolution.

(a) Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF DELAWARE, WITHOUT REGARD TO PRINCIPLES OF CONFLICT OF LAWS.

(b) Informal Dispute Resolution. In the event of any dispute, claim or controversy arising out of or relating to this Agreement, the Parties shall first attempt in good faith to resolve their dispute through in-person or video conference negotiation between authorized representatives of each of the Parties with authority to settle the relevant dispute for a period of not less than ten (10) days from the delivery of written notice under this Section 9.10(b). Either Party may commence this negotiation by delivering written notice to the other Party pursuant to the terms outlined in this Agreement. The Parties may agree to engage the services of a jointly agreed-upon mediator to facilitate this in-person meeting, in which case they agree to share equally in the costs of the mediation.

(c) Arbitration. Any unresolved controversy or claim arising out of or relating to this Agreement, except as (i) otherwise expressly provided in this Agreement, or (ii) any such controversies or claims arising out of a Party’s breach of its restrictive covenants hereunder for which a provisional remedy or equitable relief is sought, shall be submitted to arbitration with a single arbitrator mutually agreed upon by the Parties, and if no agreement can be reached within thirty (30) days after names of potential arbitrators have been proposed, then by one arbitrator having reasonable experience in corporate transactions of the type provided for in this Agreement and who is chosen by JAMS. The arbitration shall take place in Chicago, Illinois in accordance with the JAMS International Arbitration Rules then in effect, and judgment upon any award rendered in such arbitration will be final and binding and may be entered in any court having jurisdiction thereof. There shall be limited discovery prior to the arbitration hearing as follows: (a) exchange of witness lists and copies of documentary evidence and documents relating to or arising out of the issues to be arbitrated; (b) depositions of all Party witnesses; and (c) such other depositions as may be allowed by the arbitrators upon a showing of good cause. Depositions shall be conducted in accordance with Illinois laws, the arbitrator shall be required to provide in writing to the Parties the basis for the award or order of such arbitrator, and a court reporter shall record all hearings, with such record constituting the official transcript of such proceedings.

(d) JURY TRIAL WAIVER. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.10(D).

[Signature page follows]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be signed as of the date first written above.

SELLER:	VCP IP HOLDINGS, LLC

	By:	/s/ Anthony Georgiadis
	Name:	Anthony Georgiadis
	Title:	Authorized Signatory

PURCHASER:	AGRIFY CORPORATION

	By:	/s/ Benjamin Kovler
	Name:	Benjamin Kovler
	Title:	Interim CEO